Lightspeed to Participate in Upcoming Investor Conference
MONTREAL, Sept 11, 2023 (GLOBE NEWSWIRE) -- Lightspeed Commerce Inc. (NYSE | TSX: LSPD), today announced its participation in the Autonomous 8th Annual Future of Commerce Symposium. Powering the world’s best businesses, Lightspeed is the unified POS and payments platform for ambitious entrepreneurs to accelerate growth, provide the best customer experiences and become a go-to destination in their space.
The webcast and replay will be accessible at the scheduled presentation time on the Company's Investor Relations website at investors.lightspeedhq.com and on-demand for one year. Details for the event are as follows:
Autonomous 8th Annual Future of Commerce Symposium
Speaker: JP Chauvet, CEO
Date: Thursday September 14, 2023
Time: 9:00 am ET
Webcast: https://kvgo.com/8th-annual-future-of-commerce-symposium/lightspeed-sept-2023

About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed’s one-stop commerce platform helps merchants innovate to simplify, scale, and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions, and connection to supplier networks.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe, and Asia Pacific, the company serves retail, hospitality, and golf businesses in over 100 countries.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter
Investor relations: Gus Papageorgiou investorrelations@lightspeedhq.com